Exhibit 99.5




                     OLD REPUBLIC INTERNATIONAL CORPORATION
                         CORPORATE GOVERNANCE GUIDELINES


1. The Role of the Board of Directors.

     The Board is elected by the shareholders of Old Republic International Corporation (the "Company") to oversee management in the latter's conduct of the Company's business and to enhance the long-term value of the Company for its shareholders.

2. Director Qualification Standards.

     A majority of the members of the Board of Directors must qualify as independent directors in accordance with the applicable provisions of the Securities Exchange Act of 1934, and the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. All members of the Audit, Nominating and Compensation Committees shall be independent directors. At least one member of the Audit Committee shall qualify as a "financial expert" and the other members shall qualify as "financially literate" according to the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. All of the Directors should possess the highest personal and professional ethics, integrity, values and commitment to represent the long-term interests of the Company's shareholders in the context of the public interest with which the Company's insurance business is vested.

3.     Director Responsibilities.

     It is the duty of each Director to exercise due care, be loyal to the Company and its shareholders, engage in informed decision making and act in good faith. Directors should exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company in a manner consistent with their fiduciary duties. Directors should regularly attend meetings of the Board of Directors and of all Board committees upon which they

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serve. To prepare for meetings,  Directors  should review the materials that are sent to Directors in advance of those meetings. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the Board for an extended period of time.

     The Board of Directors shall at all times maintain an Audit Committee, a Nominating Committee and a Compensation Committee each of which shall operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange. The Board may also establish such other committees as it deems appropriate and delegate to such committees such authority permitted by applicable law and the Company's by-laws as the Board sees fit.

4. Director Access to Management and Independent Advisors.

     Each Director shall have complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company's management, business and operations. The Board of Directors and Board committees, to the extent set forth in the applicable committee charter, have the right to consult and retain independent legal and other advisors at the expense of the Company.

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5. Director Compensation.

     The Compensation Committee of the Board of Directors shall annually review the form and amount of Director compensation and make recommendations to the full Board. In connection with such Director compensation, the Board of
Directors will be aware that questions may be raised if Directors' fees and benefits exceed what is customary for companies predominantly involved in the insurance industry. Similarly, the Board of Directors will be aware that the independence of Directors could be questioned if substantial charitable contributions are made to organizations in which a Director is affiliated or if the Company enters into consulting contracts with, or provides other indirect compensation to, a Director. The Board of Directors will critically evaluate each of these matters when determining the form and amount of Director compensation, and the independence of a Director.

6. Director Orientation and Continuing Education.

     The Board of Directors or the Company will establish, or identify and provide access to, appropriate orientation programs, sessions or materials for newly elected Directors of the Company for their benefit either prior to or within a reasonable period of time after their nomination or election as a Director. The Board of Directors or the Company will encourage directors periodically to pursue their continuing education as to the responsibilities of directors of publicly-traded companies.

7. Management Evaluation and Succession.

     The Compensation Committee of the Board of Directors will conduct an annual review of the performance and compensation of the Chief Executive Officer as set

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forth in its Charter.  The Executive  Committee  will  establish and review such formal or informal policies and procedures, consulting with the Nominating Committee, the Chief Executive Officer and others, as it considers appropriate, regarding succession to the Chief Executive Officer in the event of emergency or retirement.

8. Annual Performance Evaluation of the Board.

     In addition to the annual self-evaluations required by the committees' respective charters, the Nominating Committee of the Board of Directors will conduct an evaluation annually to determine whether the Board of Directors and its committees are functioning effectively. The full Board of Directors will discuss the evaluation report to determine what, if any, action could improve Board and Board committee performance. The Board of Directors, with the assistance of the Nominating Committee, as appropriate, shall review these Corporate Governance Guidelines on an annual basis to determine whether any changes are appropriate.

9. Amendment, Modification and Waiver.

     These Guidelines may be amended, modified or waived by the Board of Directors and waivers of these Guidelines may also be granted by the Nominating Committee, subject to the disclosure and other provisions of the Securities and Exchange Act of 1934, the rules promulgated thereunder and the applicable rules of the New York Stock Exchange.

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